UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Eaton Vance Short Duration Diversified Income Fund
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

27828V104
(CUSIP Number)

December 15, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	27828V104

1	Names of Reporting Persons Saba Capital Management, L.P.
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 993,166
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 993,166
9	Aggregate Amount Beneficially Owned by Each Reporting Person 993,166
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.46%*
12	Type of Reporting Person (See Instructions) PN; IA

*The percentages used herein and in the rest of this Schedule 13G are calculated based upon 18,201,400 shares of common stock outstanding as of 4/30/15, as disclosed in the Company's Certified Shareholder Report on Form N-CSRS filed on 6/24/15.

SCHEDULE 13G

CUSIP No.	27828V104

1	Names of Reporting Persons Boaz R. Weinstein
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 993,166
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 993,166
9	Aggregate Amount Beneficially Owned by Each Reporting Person 993,166
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 5.46%*
12	Type of Reporting Person (See Instructions) IN

*The percentages used herein and in the rest of this Schedule 13G are calculated based upon 18,201,400 shares of common stock outstanding as of 4/30/15, as disclosed in the Company's Certified Shareholder Report on Form N-CSRS filed on 6/24/15.

Item 1.

(a)	Name of Issuer: Eaton Vance Short Duration Diversified Income Fund

(b)	Address of Issuer’s Principal Executive Offices: Two International Place, Boston, MA 02110

Item 2.

(a)

Name of Person Filing: This statement is being jointly filed by Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital") and Mr. Boaz R. Weinstein (together, the "Reporting Persons') with respect to the ownership of the shares of Common Stock (as defined in Item 2(d)) by Saba Capital Master Fund Ltd. ("SCMF"), Saba Capital Master Fund II, Ltd. ("SCMF II"), Saba Capital Leveraged Master Fund Ltd. ("SCLMF"), Saba Capital Series LLC Series 1 ("SCS") and Saba Capital CEF Opportunities 1, Ltd. ("SCEF").**

** Saba Capital is the investment manager of SCMF, SCMF II, SCLMF, SCS and SCEF and by virtue of such status may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II, SCLMF, SCS and SCEF. Saba Capital Management GP, LLC (“Management”) is the general partner of Saba Capital and as a result may be deemed to be the beneficial owner of the securities held by SCMF, SCMF II, SCLMF, SCS and SCEF. Boaz R. Weinstein is a member of Management and has voting and investment power with respect to the securities held by SCMF, SCMF II, SCLMF, SCS and SCEF and may be deemed to be a beneficial owner of the securities held by SCMF, SCMF II, SCLMF, SCS and SCEF

The Reporting Persons have entered into a Joint Filing Agreement, dated November 16, 2015, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the business office of Saba Capital and Mr. Weinstein is 405 Lexington Avenue, 58th Floor, New York, New York 10174.

(c)	Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

(d)	Title and Class of Securities: Common stock, $0.001 par value per share (the "Common Stock").

(e)	CUSIP No.: 27828V104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4.	Ownership

(a)

Amount Beneficially Owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class. N/A

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. N/A

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8.	Identification and classification of members of the group. N/A

Item 9.	Notice of Dissolution of Group. N/A

Item 10.	Certifications.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/28/2015

/s/ Signature Michael D’Angelo

Name: Michael D’Angelo

Title: Chief Compliance Officer

Boaz R. Weinstein

By: Michael D’Angelo

Title: Attorney-in-fact***

*** Pursuant to a Power of Attorney dated as of November 16, 2015 attached hereto as Exhibit 2.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1
JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: December 28, 2015

SABA CAPITAL MANAGEMENT, L.P.

By:	/s/ Michael D'Angelo
Name:	Michael D'Angelo
Title:	Chief Compliance Officer

BOAZ R. WEINSTEIN

By:	/s/ Michael D'Angelo
Title:	Attorney-in-fact*

* Pursuant to a Power of Attorney dated as of
November 16, 2015 attached hereto as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, BOAZ R. WEINSTEIN, hereby make, constitute and appoint MICHAEL D'ANGELO, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as managing member, member, general partner of or in other capacities with Saba Capital Management, L.P., Saba Capital, LLC and each of its affiliates or entities under my direct or indirect control, all documents relating to the beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the "SEC") pursuant to Section 13 or Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Act").

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of November, 2015.

/s/ Boaz R. Weinstein
Boaz R. Weinstein